FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-108611

                                  $600,000,000

                               OMNICOM GROUP INC.
               Zero Coupon Zero Yield Convertible Notes Due 2033

                  PROSPECTUS SUPPLEMENT DATED JANUARY 14, 2004
                      TO PROSPECTUS DATED NOVEMBER 5, 2003

      The selling securityholders table on pages 33-34 of the prospectus is hereby further amended to update the information to include the following entities as selling securityholders in the prospectus and to list their total respective amounts of Zero Coupon Zero Yield Convertible Notes due 2033:

                                                        AGGREGATE
                                                     PRINCIPAL AMOUNT                           COMMON            COMMON
                                                       OF NOTES AT         PERCENTAGE           STOCK             STOCK
                                                      MATURITY THAT         OF NOTES        OWNED PRIOR TO      REGISTERED
NAME                                                   MAY BE SOLD         OUTSTANDING        CONVERSION         HEREBY(1)
----                                                 ----------------      -----------      --------------      ----------
Geode U.S. Convertible Arbitrage Fund                  $ 3,000,000                *               --               29,126
J.P. Morgan Securities Inc.(2)                          46,725,000             7.79               --              453,639
Oppenheimer Convertible Securities Fund(3)               5,000,000                *               --               48,543
Waterstone Market Neutral Fund, LP(4)                      878,000                *               --                8,524
Waterstone Market Neutral Offshore Fund, Ltd.(5)         6,122,000             1.02               --               59,436

----------
*     Less than 1%

(1)   Assumes conversion of all the holder's notes at a conversion rate of
      9.7087 shares of common stock per $1,000 principal amount at maturity of the notes. However, this conversion rate will be subject to adjustment as described under "Description of the Notes -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) This selling securityholder was previously listed as holding $43,725,000 of the notes. This information supercedes all prior information regarding J.P. Morgan Securities Inc.

(3) This selling securityholder was previously listed as holding $4,000,000 of the notes. This information supercedes all prior information regarding Oppenheimer Convertible Securities Fund.

(4) This selling securityholder was previously listed as holding $406,000 of the notes. This information supercedes all prior information regarding Waterstone Market Neutral Fund, LP.

(5) This selling securityholder was previously listed as holding $1,623,000 of the notes. This information supercedes all prior information regarding Waterstone Market Neutral Offshore Fund, Ltd.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements of amendments to this prospectus.